Exhibit 99.1

QUALIFICATION CERTIFICATE

TO:

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator of Securities, New Brunswick
Securities Division Department of Government Services and Lands, Government of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

(collectively, the "Jurisdictions")

Dear Sirs:

Re:

Harvest Energy Trust (the "Trust") - Preliminary Short Form Prospectus dated May 15, 2009 (the "Preliminary Prospectus")

This certificate is provided pursuant to Section 4.1(a)(ii) of National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101").

The Trust is relying on Section 2.2 of NI 44-101 in order to be qualified to file a prospectus in the form of a short form prospectus and Harvest Operations Corp., the administrator of the Trust, hereby certifies, on behalf of the Trust, that: (i) the Trust satisfies the all of qualification criteria set forth in Section 2.2 of NI 44-101; and (ii) all of the material incorporated by reference in the Preliminary Prospectus and not previously filed is being filed with the Preliminary Prospectus.

DATED at Calgary, Alberta this 15th day of May, 2009.

HARVEST ENERGY TRUST, by its administrator, Harvest OPERATIONS CORP. Per: (signed) "Robert Fotheringham" Robert Fotheringham Chief Financial Officer